Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION

         (Release No. 35-_____)

         Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

         August __, 2002

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by September __, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After September __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

         AMEREN CORPORATION, ET AL.         (70-[___])
         --------------------------

         Ameren Corporation ("Ameren"), a registered holding company whose principal executive offices are at 1901 Chouteau Avenue, St. Louis, Missouri 63103, its indirect wholly-owned non-utility subsidiary, Ameren Energy Fuels and Services Company ("Ameren Fuels"), of the same address, and CILCORP Inc. ("CILCORP"), an exempt holding company, its direct wholly-owned public-utility subsidiary, Central Illinois Light Company ("CILCO"), and CILCO's wholly-owned subsidiary, Central Illinois Generation, Inc. ("CIGI"), each of which maintains its principal executive offices at 300 Liberty Street, Peoria, Illinois 61602, have filed an application-declaration in this proceeding designating
Sections 3(a)(1), 6(a), 7, 8, 9(a), 9(c)(3), 10, 11(b), 12(b), 12(c), 12(d),

12(f), 13(b) and 32 of the Public Utility Holding Company Act of 1935, as amended (the "Act") as applicable to the proposed transactions.

         Ameren has entered into a Stock Purchase Agreement with The AES Corporation ("AES"), CILCORP's parent company, pursuant to which Ameren has agreed to purchase, for cash, all of the issued and outstanding shares of common stock of CILCORP (the "Transaction"). As a result of the Transaction, Ameren will indirectly acquire all of the common stock of CILCO and CIGI, which will become additional public utility subsidiaries of Ameren,(1) and the non-utility subsidiaries and investments held directly and indirectly by CILCORP. The Transaction is subject to, among other usual and customary conditions precedent, receipt by the parties of approvals by the Federal Energy Regulatory Commission ("FERC") and the Illinois Commerce Commission ("ICC") and filing of pre-merger notification statements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration or termination of the statutory waiting period thereunder.

         In conjunction with the Transaction, Ameren states that it has also agreed to purchase from AES all of the membership interests in a company that indirectly holds the membership interest of AES Medina Valley Cogen, L.L.C. ("AES Medina Valley"), an EWG. AES Medina Valley owns a 40 MW gas-fired cogeneration facility in Mossville, Illinois that produces electricity, steam and chilled water that is sold to CILCO for resale to CILCO's largest customer (Caterpillar Inc.).

         In addition to authorization of the Transaction, CILCORP, CILCO and CIGI are requesting authorization herein through March 31, 2006 (the "Authorization Period") for a program of long-term and short-term financing, including authorization for CILCO to participate in the existing Ameren System Utility Money Pool (the "Utility Money Pool") and CILCORP and CIGI to participate in the Ameren System Non-Utility Money Pool (the "Non-Utility Money Pool"). Ameren Fuels is requesting authorization to enter into a fuel services agreement with CILCO and CIGI on terms that are substantially identical to the terms of a Fuel Services Agreement with AmerenUE and AmerenCIPS that the Commission has previously approved. CILCORP is requesting authorization to issue guarantees and provide other forms of credit support on behalf of its subsidiaries, and to pay dividends out of capital and unearned surplus, subject to certain limitations. Finally, CILCORP and CILCO are requesting an order granting to each of them an exemption under Section 3(a)(1) of the Act.


-------------------

         (1) Ameren explains that CIGI, which has been determined by the Federal Energy Regulatory Commission to be an "exempt wholesale generator" under
Section 32 of the Act, will relinquish such status upon completion of Ameren's acquisition of CILCORP. Accordingly, in the application/declaration, Ameren is treating CIGI as a public-utility company for all purposes under the Act.

         Description of Parties to the Transaction.
         -----------------------------------------

         Ameren's primary operating subsidiaries are Central Illinois Public Service Company ("AmerenCIPS") and Union Electric Company ("AmerenUE"), which are electric and gas utility companies, and Ameren Energy Generating Company ("Ameren Energy Generating"), which is an "exempt wholesale generator" ("EWG") under Section 32 of the Act. Together, AmerenCIPS and AmerenUE provide electric service to approximately 1.5 million customers in Missouri and Illinois and natural gas service to approximately 300 customers, also in Missouri and Illinois. Ameren Energy Generating, an indirect wholly-owned subsidiary of Ameren, was organized in order to facilitate the restructuring of AmerenCIPS in accordance with the Illinois Electric Service Customer Choice and Rate Relief Law of 1997 ("Customer Choice Law"). In May 2000, Ameren Energy Generating acquired all of the existing generating assets of AmerenCIPS.

         AmerenUE and Ameren Energy Generating together own and operate about 12,600 MW of electric generating capacity, all of which is located in Missouri and Illinois. As of December 31, 2001, AmerenUE and AmerenCIPS owned and operated, or partially owned, a total of approximately 5,400 circuit miles of electric transmission lines and approximately 7,800 miles of natural gas transmission and distribution mains, substantially all of which are located in Missouri and Illinois.

         Ameren also directly holds all of the outstanding common stock of Ameren Services Company ("Ameren Services"), a service company subsidiary that provides administrative, accounting, legal, engineering, executive, and other corporate support services to Ameren and its associate companies, and indirectly owns all of the common stock of Ameren Fuels, an "energy-related company" under Rule 58 that brokers and markets energy commodities and owns and manages fuel procurement and delivery assets.

         For the twelve months ended December 31, 2001, Ameren reported total operating revenues of $4,505,867,000, operating income of $664,987,000, and net income of $468,545,000. On a consolidated basis, approximately 92.2% of Ameren's 2001 operating revenues were derived from sales of electricity, 7.6% from sales of gas and gas transportation service, and .2% from other, unregulated, sources. At December 31, 2001, Ameren had $10,400,575,000 in total assets, including net property, plant and equipment of $7,765,611,000.

         CILCORP, an Illinois corporation, directly owns all of the issued and outstanding common stock of CILCO, its predominant subsidiary. CILCO is engaged in the generation, transmission, distribution and sale of electric energy in an area of approximately 3,700 square miles in central and east-central Illinois, and the purchase, distribution, transportation and sale of natural gas in an area of approximately 4,500 square miles in central and east-central Illinois. CILCO furnishes electric service to approximately 201,000 retail customers in 136 Illinois communities (including Peoria, East Peoria, Pekin, Lincoln and Morton). CILCO owns and operates two coal-fired base load generating plants, a natural gas-fired cogeneration plant, two natural gas combustion turbine generators and 16 diesel-fueled power modules and leases 14 diesel-fueled power modules, all of which are located in Illinois. These facilities had an available summer capability of 1,172 MW in 2001 and 1,197 MW in 2002. CILCO's transmission system (all of which is located in Illinois) includes approximately 285 circuit miles operating at 138 kV, 48 circuit miles operating at 345 kV and 18 principal substations with an installed capacity of approximately 3,724 megavolt-amperes. CILCO's electric distribution system (all of which is located in Illinois) includes approximately 6,516 circuit miles of overhead pole and tower lines and 1,933 miles of underground distribution cables. The distribution system also includes approximately 108 substations with an installed capacity of 1,766 megavolt-amperes.

         It is stated that, prior to the closing of the Transaction, CILCO intends to transfer substantially all of its generating assets and certain associated transmission facilities to CIGI in exchange for all of CIGI's common stock and CIGI's assumption of certain liabilities. The transferred assets will remain subject to the lien of CILCO's Indenture of Mortgage and Deed of Trust, which secures CILCO's first mortgage bonds. This reorganization is being undertaken pursuant to the Customer Choice Law. CILCO will retain all of its other electric transmission and distribution assets and operations. As part of this reorganization, CILCO and CIGI will also enter into a Power Supply Agreement ("PSA") and an Interconnection Agreement pursuant to which CIGI will supply the full requirements of CILCO's customers through at least December 31, 2004.

         CILCO's electric service territory is adjacent to AmerenCIPS' service territory. The transmission systems of the two companies are directly interconnected via a 345 kV line that runs approximately 21.3 miles between CILCO's Duck Creek station, which is southwest of Peoria, to a 345/138 kV transformer owned by AmerenCIPS near Ipava, Illinois.

         CILCO also provides gas service to approximately 204,000 customers in 128 Illinois communities (including Peoria, East Peoria, Pekin, Lincoln and Springfield). CILCO's gas system includes approximately 3,632 miles of transmission and distribution mains (all of which are located in Illinois) and associated gas storage facilities.

         CILCO IS REGULATED BY THE ICC WITH RESPECT TO RETAIL ELECTRIC AND GAS RATES AND OTHER MATTERS AND BY THE FERC WITH RESPECT TO TRANSMISSION SERVICE AND WHOLESALE ELECTRIC RATES.

         CILCORP directly owns all of the common stock of three non-utility subsidiaries: CILCORP Investment Management Inc., CILCORP Ventures Inc., and QST Enterprises Inc. The assets of these companies consist primarily of investments in affordable housing projects that qualify for federal tax credits and in leveraged leases of equipment and commercial real estate. Other direct and indirect subsidiaries of CILCORP provide energy-related services. CILCO's non-utility subsidiaries engage in the exploration and development of gas, oil, coal and other mineral resources and research and development activities relating to new sources of energy, including the conversion of coal and other minerals into gas. With certain exceptions, Ameren is requesting approval to retain CILCORP's non-utility subsidiaries and investments.

         For the twelve months ended December 31, 2001, CILCORP reported consolidated revenues of $814,870,000, of which $391,811,000 (48.1%) were derived from sales of electricity, $271,434,000 (33.3%) from sales of gas and gas transportation service, and $151,625,000 (18.6%) from CILCORP's non-utility operations. At December 31, 2001, CILCORP had $1,811,698,000 in total assets, including total net property, plant and equipment of $857,987,000.

         Description of Proposed Transaction.
         -----------------------------------

         Under the Stock Purchase Agreement, subject to the receipt of all necessary regulatory approvals and the satisfaction of other conditions precedent, Ameren will pay AES, in consideration for all of the issued and outstanding common stock of CILCORP, cash in an amount equal to $1,340,000,000, less certain "Assumed Obligations" (which includes long-term debt, short-term debt and preferred stock of CILCORP and its subsidiaries), increased or decreased, as appropriate, by the amount, if any, by which "Working Capital" of CILCORP as of the closing date exceeds or is less than the "Base Working Capital" of CILCORP, and increased or decreased, as appropriate, by the amount of the "CapEx Adjustment," as such terms are defined below, the net amount of the foregoing being the "Purchase Price." It is stated that, if the closing date under the Stock Purchase Agreement had occurred on March 31, 2002, and assuming no change in the Base Working Capital amount and no CapEx Adjustment Amount, the cash paid by Ameren at closing for the common stock of CILCORP would have been approximately $522 million. Ameren states that it will finance the cash portion of the Purchase Price using cash on hand and/or proceeds of debt and/or equity financings previously authorized in File No. 70-9877.(2)

         Agreements for Sale of Goods and Services.
         -----------------------------------------

         To the extent required, the applicants are requesting authorization to maintain in place certain existing contracts between CILCO and its affiliates, including a Tolling Agreement pursuant to which AES Medina Valley sells electricity, steam and chilled water to CILCO, a Fuel Supply and Services Agreement between a gas marketing subsidiary of CILCORP and AES Medina Valley, pursuant to which AES Medina Valley purchases gas and certain ancillary services relating to the supply of gas to the Mossville facility, and a FERC-approved Interconnection Agreement between CILCO and AES Medina Valley, pursuant to which CILCO provides metering and other ancillary services to AES Medina, at cost.

         In addition, Ameren Fuels proposes to enter into separate fuel services agreements with CILCO and CIGI pursuant to which Ameren Fuels will manage gas


-------------------

         (2) See Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001).

supply resources for CILCO and manage fuel procurement for CIGI. These services will be provided at cost, in accordance with Rule 90 and 91.(3)

         Financing by CILCORP, CILCO and CIGI
         ------------------------------------

         The existing equity and long-term and short-term debt securities of CILCORP, CILCO and CIGI will remain outstanding after the Transaction closes. In addition, CILCORP, CILCO and CIGI are requesting authority, to the extent such transactions are not exempt, to engage in certain ongoing external and intrasystem financing transactions from time to time during the Authorization Period. Any securities issued by CILCORP, CILCO or CIGI to third parties (including any securities issued by CILCO pursuant to Rule 52(a)) may be issued directly, or may be issued indirectly through one or more special purpose entities formed solely for such purpose ("Financing Subsidiaries"). CILCORP, CILCO and CIGI state that they will not engage in any financing transactions for which approval is sought unless, on a pro forma basis to take into account the amount and types of such financing and the application of the proceeds thereof, common equity as a percentage of capitalization (including short-term debt and current maturities of long-term debt) of each company is at least 30%.

         CILCORP requests authorization to issue and sell commercial paper and/or establish and make unsecured short-term borrowings (i.e., less than one year) under credit facilities with banks or other institutional lenders on terms that are generally available to borrowers with a comparable credit rating as CILCORP as CILCORP deems appropriate in light of its needs and existing market conditions, provided that the aggregate amount of borrowings by CILCORP at any time outstanding under all such credit facilities, when added to the amount of any short-term borrowings by CILCORP under the Non-Utility Money Pool (see below), will not exceed $250 million. The effective cost of money on all external short-term borrowings by CILCORP will not exceed at the time of issuance 300 basis points over the six-month London Interbank Offered Rate ("LIBOR").

         CILCORP also requests authorization to issue, in one or more transactions from time to time during the Authorization Period, long-term notes for the purpose of refinancing or acquiring $475 million principal amount of Senior Notes that are currently outstanding at or prior to their scheduled maturity. The principal amount of any new long-term notes issued will not exceed the unpaid principal amount of the Senior Notes, plus any "make whole" premium required to be paid in connection with any prepayment and/or the premium, if any, that is paid in connection with any acquisition of the Senior Notes in open market purchases. The maturity date of any new series of long-term notes will be


-------------------

         (3) By order dated April 5, 2001 in File No. 70-9775 (Holding Co. Act Release No. 27374), the Commission authorized Ameren Fuels to provide AmerenUE and AmerenCIPS with the same fuel management services that Ameren Fuels is now proposing to provide to CILCO and CIGI.

not later than October 15, 2029, which is the maturity date of the longest of the two series of outstanding Senior Notes. It is proposed that any new notes issued by CILCORP in a refinancing transaction bear interest at a rate not to exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the average life of such new notes, or, if no such Treasury security is outstanding, then the yield to maturity of a 30-year U.S. Treasury Bond. In connection with any such issuance, CILCORP also requests authorization to extend or renew the existing pledge of the common stock of CILCO that secures the Senior Notes in order to be able to obtain an investment grade rating for the new notes that is comparable to the rating of the Senior Notes at the time of repayment. In lieu of any renewal or extension of the pledge of the common stock of CILCO, Ameren requests authorization to guaranty any new CILCORP notes issued in a refinancing transaction. In addition, Ameren requests authorization to guarantee the Senior Notes, or any new notes issued by CILCORP in a refinancing transaction, in order to obtain a termination and release of the existing pledge of CILCO's common stock or for other corporate purposes.

         CILCO and CIGI are requesting authorization to issue commercial paper and establish and make unsecured short-term borrowings (i.e., less than one year) under credit lines from time to time during the Authorization Period, provided that the aggregate amount of external short-term borrowings by CILCO at any time outstanding, when added to the amount of any short-term borrowings by CILCO under the Utility Money Pool (see below), will not exceed $250 million, and that the aggregate amount of external short-term borrowings by CIGI at any one time, when added to the amount of any short-term borrowings by CIGI under the Non-Utility Money Pool (see below), will not exceed $250 million. The effective cost of money on all external short-term borrowings by CILCO and CIGI will not exceed at the time of issuance 300 basis points over the six-month LIBOR.

         CIGI is also requesting authorization to issue and sell from time to time during the Authorization Period up to $500 million of long-term securities consisting of any combination of preferred stock or other forms of preferred securities and long-term debt ("Long-term Securities"). Preferred stock or other types of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series. All such securities will be redeemed no later than 50 years after the issuance thereof. The dividend rate on any series of preferred stock or other preferred securities will not exceed at the time of issuance 700 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities, or, if no such Treasury security is outstanding, then the yield to maturity of a 30-year U.S. Treasury Bond. Long-term debt of a particular series (a) may be secured or unsecured, (b) will have a maturity ranging from one to 50 years, (c) will bear interest at a rate not to exceed at the time of issuance 600 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the average life of such series, or, if no such U.S. Treasury security is outstanding, then the yield to maturity of a 30-year U.S. Treasury Bond, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the coupon pursuant to a remarketing or auction arrangement, and (g) may be called from existing investors by a third party.

         Except in accordance with a further order of the Commission in this proceeding, CILCORP and CIGI will not publicly issue any long-term securities unless such securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. It is requested that the Commission reserve jurisdiction over the issuance by CILCORP or CIGI of any such long-term securities that are rated below investment grade.

         To the extent not exempt under Rule 52, CILCORP, CILCO and CIGI also request authorization to enter into interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage the effective interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by S&P, are equal to or greater than BBB, or an equivalent rating from Moody's or Fitch, Inc. In addition, CILCORP, CILCO and CIGI request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. It is stated that each Interest Rate Hedge and Anticipatory Hedge will qualify for hedge accounting treatment at the time it is entered into under Generally Accepted Accounting Principles. CILCORP, CILCO and CIGI will also comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.

          Ameren may from time to time during the Authorization Period acquire additional shares of CILCORP's common stock, make additional capital contributions or non-interest bearing cash advances to CILCORP, and/or make loans to CILCORP (and in connection therewith acquire unsecured promissory notes of CILCORP evidencing such loans) in order to enable CILCORP to fund additional investments in CILCO and its other existing subsidiaries, to redeem or retire the outstanding Senior Notes, and to fund working capital. Accordingly, CILCORP requests authority to issue, and Ameren requests authority to acquire, from time to time during the Authorization Period, up to $1 billion at any time outstanding of additional common stock and/or promissory notes having maturities of one year or more. Any promissory note issued by CILCORP to Ameren evidencing a loan will be unsecured and will bear interest at a rate and have a maturity date designed to parallel the effective cost of capital and maturity date of a similar debt instrument issued by Ameren.

         CILCORP and certain of its non-utility subsidiaries are requesting authorization to maintain, renew and extend all guarantees and other forms of credit support that they have issued and which are outstanding at the time that the Transaction closes. In addition, CILCORP requests authorization to provide additional guarantees and other forms of credit ("Guarantees") support from time to time during the Authorization Period on behalf of or for the benefit of any of its subsidiaries, provided that the aggregate amount of all CILCORP guarantees at any time outstanding shall not exceed $500 million. Any Guarantee outstanding on March 31, 2006 will expire or terminate in accordance with its terms.

         The Commission has heretofore authorized Ameren to establish and fund short-term loans to its utility subsidiaries and Ameren Services through a Utility Money Pool in order to provide for the short-term cash and working capital needs of these companies.(4) Ameren has also established and funds loans to its non-utility subsidiaries through a separate Non-Utility Money Pool. CILCO requests authorization to participate in the Utility Money Pool and CILCORP and CIGI request authorization to participate in the Non-Utility Money Pool, in each case on the same terms and subject to the same limitations that apply to the other participants. It is stated that borrowings under the Utility Money Pool by CILCO will be exempt under Rule 52(a). CILCORP and CIGI each requests authorization to borrow up to $250 million at any time outstanding under the Non-Utility Money Pool.

         In connection with the issuance of any securities for which authorization is requested in the application/declaration, or (in the case of CILCO) pursuant to Rule 52(a), CILCORP, CILCO and CIGI request authorization to acquire, directly or indirectly, the common stock or other equity securities of one or more entities (each a "Financing Subsidiary") formed exclusively for the purpose of facilitating the issuance of certain types of debt and/or preferred securities and the loan or other transfer of the proceeds thereof to the parent company of a Financing Subsidiary. The proceeds of any financing carried out through a Financing Subsidiary will be counted against the limits proposed in the application/declaration for the parent company of such Financing Subsidiary, and the terms, conditions and other limitations applicable to any securities issued by a Financing Subsidiary will conform to those proposed for the specified type of security (e.g., long-term debt, preferred securities, etc.). In connection with any such financing transactions, CILCORP, CILCO or CIGI, as the case may be, may enter into one or more guarantees or other credit support agreements in favor of the Financing Subsidiary. In addition, CILCORP, CILCO and CIGI also request authority to issue and sell to any Financing Subsidiary, at any time or from time to time in one or more series, unsecured debentures, unsecured promissory notes or other unsecured debt instruments (individually, a "Note" and, collectively, the "Notes") governed by an indenture or indentures or other documents, and the Financing Subsidiary will apply the proceeds of any external financing by such Financing Subsidiary plus the amount of any equity contribution made to it from time to time to purchase Notes. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any such Notes would generally be designed to parallel the terms of the securities issued by the Financing Subsidiary to which the Notes relate. It is


-------------------

         (4) See Ameren Corporation, et al., Holding Co. Act Release No. 26993 (Mar. 22, 1999).

stated that any Financing Subsidiary organized pursuant to the authority granted by the Commission in this proceeding shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for CILCORP, CILCO or CIGI, as applicable.

         CILCORP requests authorization to declare and pay dividends on its common stock and/or redeem or repurchase its outstanding shares of common stock from time to time through the Authorization Period out of capital and unearned surplus (including revaluation reserve) to the extent permitted under applicable corporate law and the terms of any applicable covenants in its financing documents.

         Finally, in its capacity as a holding company over CILCO and CIGI, CILCORP states that it will continue to be entitled to an exemption pursuant to
Section 3(a)(1) of the Act because CILCORP, CILCO and CIGI are all incorporated in Illinois, the state in which all of CILCO's and CIGI's public utility operations are conducted. Likewise, in its capacity as a holding company over CIGI, CILCO will be entitled to an exemption under Section 3(a)(1). Accordingly, CILCORP and CILCO request that the Commission issue an order exempting them from the registration requirements of Section 5 of the Act pursuant to
Section 3(a)(1).